Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
September 5, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Ms. Emily Rowland, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Rowland:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X AI Semiconductor & Quantum Computing ETF (the “Fund”) included in Post-Effective Amendment No. 825, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to your oral comments provided on August 13, 2025 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2025, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

PROSPECTUS– FEES AND EXPENSES

1.     Comment: Please format the second sentence of the indicated section in bold-faced type: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: The Registrant has made the requested change.
2.     Comment: In the third sentence of the paragraph labeled “Example,” please indicate that the below example reflects the fees you would pay if you sold all of your Shares at the end of, or held them through, the indicated time periods.

Response: The Registrant respectfully declines to revise its disclosure as it believes the current disclosure is consistent with the requirements of Form N-1A. The Registrant submits that there are

U.S. Securities and Exchange Commission
Attention: Ms. Emily Rowland, Esq.
September 5, 2025

two rows of disclosures that may be required in the “Example” section of Item 3. The first assumes that an investor “redeem[s] all of [its] shares at the end of th[e] periods.” The second discloses the hypothetical expenses if an investor “did not redeem [its] shares.” Instruction 4(f) to Item 3 states to “Include the second 1-, 3-, 5-, and 10-year periods and related narrative explanation only if a sales charge (load) or other fee is charged upon redemption.” Registrant submits to the Staff that the second row is inapplicable to the Fund consistent with Instruction 4(f), and as such, the section correctly does not include disclosure relating to fees if an investor were to hold its shares through the listed periods. The Registrant also notes that it is unaware of any requirement to disclose that the fees would be the same whether the investor sold its shares at the end of the period or held them, and that the Fund’s disclosure is consistent with industry practice among exchange-traded funds.

PROSPECTUS – PRINCIPAL INVESTMENT STRATEGIES

3.     Comment: Please consider how the Fund will satisfy Rule 35d-1’s (the “Names Rule”) requirement to invest 80% of the value of its assets in the investments suggested by the Fund’s name to the extent the Fund is relying on the index to satisfy the Names Rule. For example, if less than 80% of the constituents of the Underlying Index are companies suggested by the Fund’s name, either now or in the future, the Fund would not comply with the Names Rule. Further, even if the Underlying Index invests at least 80% in companies suggested by the Fund’s name, the Fund still may not meet the requirements of Rule 35d-1 unless it fully replicates the Underlying Index by investing 100% of its assets in the constituents of the Underlying Index. Otherwise, if the Fund allocates only 80% of its assets to the Underlying Index, and only 80% of the Underlying Index consists of companies suggested by the Fund’s name, then the Fund would only invest 64% in those companies. Please consider that this potential issue would be eliminated if the Fund bases its Names Rule 80% policy on the underlying securities and not the Underlying Index.
Response: The Registrant respectfully submits that for a constituent to be included in the Underlying Index, the Index Administrator would have to determine that the issuer qualifies as either a “AI Semiconductor” company or “Quantum” company as further described in the Underlying Index’s sub-themes. Accordingly, the Fund believes that the Fund’s name, the Fund’s 80% policy, and other corresponding disclosures accurately reflect the Fund’s focus. To clarify this point, the Registrant has made the following changes to the Principal Investment Strategies:
The Fund invests at least 80% of its net assets, plus borrowings for investment purposes (if any), in the securities of the ~~[~~Global X AI Semiconductor & Quantum Index~~]~~ (the "Underlying Index"), which may include common stocks, ~~as well as~~ American Depositary Receipts ("ADRs") and Global Depository Receipts (“GDRs”) ~~based on the securities in the Underlying Index~~. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.
…

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U.S. Securities and Exchange Commission
Attention: Ms. Emily Rowland, Esq.
September 5, 2025

The Underlying Index, as presently constituted, is designed to track the performance of companies that are involved in the artificial intelligence (“AI”) semiconductor and quantum computing ecosystems. ~~[~~“AI Semiconductor ~~C~~” companies~~”~~ refers to companies involved in ~~the design and manufacturing of s~~AI Semiconductors, ~~chips specifically for AI or AI-related applications, the development of AI-focused hardware systems, the provision of critical infrastructure and cooling equipment for AI data centers, and the advancement of quantum computing technologies.] [“Quantum Computing C~~ Compute System Enablers and Data Center Infrastructure, as described below . “Quantum” companies~~” refers to companies developing or commercializing t~~are involved in Quantum Computing Technologies, ~~systems, or proof-of-concepts intended for use in quantum computing.]~~as described below. In constructing the Underlying Index, the Index Administrator analyzes industries and business segments within FactSet’s classification system that the Index Administrator considers to be related to ~~[AI s~~the AI Semiconductors and ~~quantum [computing] technologies]~~Quantum themes to create an initial universe of eligible securities. FactSet is an independent leading financial data provider that maintains a comprehensive structured taxonomy designed to offer precise classification of global companies and their individual business units. Companies that are identified as deriving a significant proportion of their revenue from the following sub-themes will be evaluated for inclusion in the initial universe:
•~~[~~ AI Semiconductors: Companies primarily engaged in the design and manufacture of ~~Graphics P~~graphics processing ~~Units, Central P~~units (GPUs), central processing ~~Units, A~~units (CPUs), application-~~Specific I~~specific integrated ~~C~~circuits (ASICs), networking chips, memory solutions, and other semiconductor chips that enable AI model training and inference.
• Compute Systems Enablers: Companies primarily engaged in the architecture, engineering, and production of AI-focused hardware systems and software systems, including servers, networking, and integration, and next-generation data center computing and storage.
• Data Center Infrastructure and Equipment: Companies primarily engaged in ~~provid~~delivering HVAC, cooling systems, and ~~other~~ specialized infrastructure ~~essential for~~critical to ensuring energy efficiency and optimal performance in AI data centers. This also includes firms involved in power management components tailored for AI and machine learning applications.
• Quantum Computing Technologies: Companies primarily engaged in the development of quantum computing systems that use quantum mechanics to solve problems beyond the reach of classical computing systems.~~]~~
….
After identifying business segments eligible for inclusion in the initial universe, the Index Administrator further screens securities within the segments to identify companies that derive a

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U.S. Securities and Exchange Commission
Attention: Ms. Emily Rowland, Esq.
September 5, 2025

majority of their revenues from one or more of the stated business activities of the sub-themes. To be considered for inclusion in the Underlying Index, and therefore be considered an "AI Semiconductor " or a "Quantum” company, companies must generate at least 50% of their revenues from one or more of the stated business activities of the above sub-themes, in aggregate, as determined by the Index Administrator. ~~If a company derives revenue from multiple sub-themes, the company’s sub-themes classification will generally be determined by the sub-theme representing the highest portion of revenue for the company relative to the other sub-themes.~~
4.     Comment: In the first sentence of the second paragraph of the indicated section, please clarify that the Index Provider is the Adviser. To avoid investor confusion, please more clearly state that the Index Provider is the Adviser, either by removing “an affiliate of the Fund” from the sentence or by otherwise re-phrasing.

Response: The Registrant respectfully declines to update the disclosure as the sentence specifically states that the Index Provider is the “Fund’s investment adviser.”
5.     Comment: In the fourth bullet point labeled “Quantum Computing Technologies,” please consider changing “classical systems” to classical computing systems.

Response: The Registrant has updated the indicated sentence as follows:

Companies primarily engaged in the development of quantum computing systems that use quantum mechanics to solve problems beyond the reach of classical computing systems.

6.     Comment: In the first paragraph following the bulleted list of sub-themes, please clarify whether there are any companies intended to be excluded due to not being listed and/or domiciled in developed or emerging markets.

Response: The Registrant has made the following changes to the referenced disclosure to reflect that determinations are based on country of listing and to identify the countries of listing not eligible for inclusion:

Additionally, companies must be listed ~~and/or domiciled~~ in developed or emerging market countries to be eligible for inclusion in the initial universe. As of [ ], companies listed ~~[and domiciled]~~ in the following countries are not eligible for inclusion: Bangladesh, China, India, Kuwait, Pakistan, Russia, Egypt, and Saudi Arabia. ~~[Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Luxembourg, Netherlands, New Zealand, Norway, Portugal, Singapore, South Korea, Spain, Sweden, Switzerland, Taiwan, United Kingdom and the United States.]~~

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U.S. Securities and Exchange Commission
Attention: Ms. Emily Rowland, Esq.
September 5, 2025

7.     Comment: Please clarify the final two sentences of the second paragraph after the bulleted list of sub-themes, as these two sentences seem to contradict each other on which companies are included in the index.

Response: The Registrant has deleted the second sentence as shown in response to Comment 3 above.

PROSPECTUS – SUMMARY OF PRINCIPAL RISKS

8.     Comment: To the extent the Underlying Index’s concentration, once determined, is not already reflected in the indicated section, please add any necessary risk factors reflecting such concentration.

Response: The Registrant confirms that the Fund’s investments in the Underlying Index will cause the Fund to be concentrated in the Semiconductors & Semiconductor Equipment industry and to have significant exposure to the Information Technology sector. The Registrant’s "Focus Risk” disclosure will reflect this concentration.

9.     Comment: If the Adviser’s dual role as the Fund’s Index Provider poses a conflict of interest, as opposed to the appearance of a conflict of interest, please adjust the risk factor titled “Affiliated Index Provider Risk” to indicate that there is a conflict of interest, rather than only the appearance of a conflict of interest.

Response: The Registrant has replaced “the appearance of a conflict of interest” with “a potential conflict of interest” in each “Affiliated Index Provider Risk” to create consistency among disclosures.

10.     Comment: With regard to the risk factor titled “Risks Related to Investing in the Information Technology Sector,” the Staff notes that the Information Technology sector is not mentioned in the section titled “Principal Investment Strategies,” and requests that the Registrant please explain this discrepancy.

Response: The following language has been added to the beginning of the “Risks Related to Investing in the Information Technology Sector” risk factor: “The AI Semiconductor companies in which the Fund invests are a subset of the Information Technology sector.”

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)
11.     Comment: In the section titled “INVESTMENT RESTRICTIONS,” with respect to the Fund’s policy to not concentrate its investments in a particular industry or group of industries—except that it will to approximately the same extent that its Underlying Index concentrates in the securities of such particular industry or group of industries, please include disclosure following the numbered list of restrictions regarding the specific industry/industries in which the Underlying Index is concentrated.

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U.S. Securities and Exchange Commission
Attention: Ms. Emily Rowland, Esq.
September 5, 2025

Response: The Registrant believes that the Fund’s current policy on concentration, as disclosed in its SAI, complies with applicable legal requirements under Section 8(b)(1)(E) of the 1940 Act, including applicable SEC Staff guidance. See First Australia, SEC No-Action Letter (pub. avail. Jul. 29, 1999) (“Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”). Accord Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013); BlackRock Multi-Sector Income Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013).

The Registrant is further unaware of any legal requirement to disclose the specific industry/industries in which the Underlying Index is concentrated in the SAI. Item 16(c)(iv) of Form N-1A requires a Fund to describe its policy with respect to “Concentrating investments in a particular industry or group of industries.” The Registrant notes that the Fund will only concentrate in a particular industry or group of industries to the extent to which the Underlying Index concentrates. The section referenced by the Staff appropriately discloses this fact, stating that “the Fund will concentrate to approximately the same extent that its Underlying Index concentrates in the securities of such particular industry or group of industries …” The Registrant therefore respectfully declines to revise its disclosure. The Registrant notes, however, that it will disclose the industry or group of industries in which the Underlying Index is concentrated in the Prospectus (see the placeholder in the second to last paragraph under “Principal Investment Strategies”).

12.     Comment: In the section titled “CURRENT 1940 ACT LIMITATIONS,” under the sub-heading “CONCENTRATION,” with respect to investment companies calculating concentration percentages, the Staff notes that it does not believe it is appropriate to limit the look through to the underlying holdings of unaffiliated investment companies to only those unaffiliated investment companies that are concentrated.

Response: The Registrant is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. Cf. Section 5(b) of the 1940 Act (expressly excluding investment companies from the “75% diversification basket” and not imposing any look-through for determining diversification). Consistent with its response to Comment #11 above, the Registrant believes that the Fund’s disclosure complies with applicable legal requirements, including applicable SEC Staff guidance, and is also consistent with common industry practice. Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Fund will look through to the investments of all underlying funds for purposes of industry concentration, and confirms that the Fund will look through to the investments only of underlying affiliated funds, and will only look through to holdings of the

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Attention: Ms. Emily Rowland, Esq.
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unaffiliated underlying investment companies to the extent that they are concentrated. The Registrant notes that to the extent that the Fund determines that an investment in an underlying investment company exposes the Fund to a new risk, including significant exposure to a particular industry or group of industries, the Registrant will consider whether to update Prospectus disclosure.

Please do not hesitate to contact me at (617) 735-7448 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                    /s/ Jasmin Ali
                    Jasmin Ali
                    General Counsel

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